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                          August 19, 2022

       Brian McFadden
       Chief Executive Officer
       Cryptyde, Inc.
       200 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Cryptyde, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2022
                                                            File No. 333-266848

       Dear Mr. McFadden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Rick Werner